Grove, Inc.

1710 Whitney Mesa Drive

Henderson, NV 89014

June 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Deanna Virginio
Division of Corporation Finance
Office of Life Sciences

Re:	Grove, Inc.
Registration Statement on Form S-1
File No. 333-255266

Request for Acceleration of Effectiveness

Dear Ms. Virginio:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Grove, Inc., a Nevada corporation (the “Registrant”), hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), so that it may become effective at 4:30pm, Eastern time, on June 23, 2021, or as soon thereafter as practicable.

The Registrant understands that the staff of the U.S. Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as confirmation by the Registrant of its awareness of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the registered securities covered by the Registration Statement.

If you have any questions regarding the foregoing, please contact our counsel, Mr. Mark Lee of Greenberg Traurig, LLP at (916) 868-0630 or by fax at (916) 448-1709.  In addition, it would be greatly appreciated if you could please call Mr. Lee to notify him when the Registration Statement has been declared effective.

Sincerely, Grove, Inc.

By:	/s/ Andrew Norstrud
Andrew Norstrud
Chief Financial Officer

cc:	Allan Marshall, Grove, Inc.
Mark Lee, Esq., Greenberg Traurig, LLP

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June 21, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Grove, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-2555266

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as the representative of the several underwriters of the Company’s proposed public offering, we wish to advise you that we hereby join with the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30pm EST on June 23, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed 400 copies of the preliminary prospectus, dated June 2, 2021, through the date hereof, to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2‑8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, EF HUTTON division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal

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